Exhibit 99.1

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Results of NeuroDerm’s ND0612H Phase II Trial Presented in Oral Session at the 3rd Congress of the European Academy of Neurology

-Complete reduction of OFF-time to zero in 42% of patients treated for 24 hours; statistically significant and clinically meaningful reduction in OFF-time and increase in the portion of patients ON by 8:00am-

REHOVOT, Israel – June 27, 2017 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, today announced that Werner Poewe, Professor of Neurology and Director of the Department of Neurology at Innsbruck Medical University, presented final results from trial 006 at the 3rd Congress of the European Academy of Neurology. The presentation, titled “Safety, efficacy and tolerability of continuous SC LD/CD (ND0612H) infusion in PD patients with motor fluctuations,” (Presentation LB_02) was delivered at 6:00p.m. CEST during the Movement Disorder I oral session. The Congress is taking place June 24-27, 2017 in Amsterdam, Netherlands. The final trial results were previously presented June 5, 2017 in a poster session at the 21st International Congress of Parkinson’s Disease and Movement Disorders.

“The significant improvements in Good ON time and off time reported in this trial are encouraging to us and to members of the Parkinson disease patient and physician communities,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “As announced earlier this month, the European Medicines Agency has accepted the design of our Phase III iNDiGO efficacy trial, keeping us on track to achieve our goal of submitting European regulatory applications for ND0612 by the end of 2018. We are pleased to have the opportunity to share the results of trial 006 today with so many European physicians.”

Trial 006 was a 28-day multicenter, international (U.S., EU and Israel), parallel-group, blinded rater, randomized phase II study that investigated the efficacy, safety, tolerability and pharmacokinetics of two dosing regimens (R1 and R2) of ND0612H, NeuroDerm's high dose continuous, subcutaneously delivered levodopa/carbidopa (LD/CD) liquid formulation, and compared them to the baseline of standard optimized oral therapy:

•	R1: 24-hour administration of ND0612H (720/90mg LD/CD) at a high day rate for 18 hours and a low night rate for 6 hours.
•	R2: 14-hour administration of ND0612H during the waking hours (538/68mg LD/CD) complemented by a morning dose of 150/15mg oral LD/CD.

The trial enrolled 38 patients with advanced Parkinson’s disease. The primary endpoint of this study was to assess the change from baseline to day 28 in daily OFF-time (normalized to 16 waking hours) as assessed by a blinded rater during an 8 hour in-clinic observation starting at the time of the first LD/CD dose (approximately 8:00AM).  A key secondary endpoint was to assess the percentage of subjects who were “ON” by 8:00am and 9:00am. Additional secondary endpoints were also evaluated as well as safety and tolerability. All patients could add oral LD/CD therapy at any time as needed.

Key findings from trial 006 include:

•	Attainment of the primary endpoint in patients receiving the R1 regimen (mean reduction of 2.8 hours, p=0.004)
•	Complete reduction of off time to zero hours in 42% of patients receiving the R1 regimen
•	Proportion of R1 subjects with full ON was significantly increased at 8:00am and 9:00am (p=0.02 and p=0.007, respectively)
•	Good ON time (defined as ON with no or mild dyskinesia, as assessed by the blinded rater) significantly increased in both R1 subjects (p < 0.001) and R2 (p=0.003).
•	Both the R1 and R2 regimens were well tolerated. The most frequent adverse events were mild-moderate infusion-site reactions: nodules (47%), bruising (18%) and erythema (18%).

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm’s main focus is in Parkinson's disease, where it has three clinical stage product candidates in development which offer a solution for almost every Parkinson’s disease patient, from moderate to the very severe stage of the disease. The primary product candidates are a line of levodopa and carbidopa (LD/CD) products administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates, ND0612L and ND0612H, are aimed at the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously. NeuroDerm is also designing a patch pump for future use. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

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